UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Southern Sauce Company, Inc.
(Name of Registrant as Specified In Its Charter)

333-125268
(Commission File Number)

Florida	11-3737500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

31200 Via Colinas, Ste. 200
Westlake Village, CA 91362
(Address of Principal Executive Offices)

Tel: (818) 597-7552
(Registrant’s Telephone Number)

This Information Statement is being mailed on or about June 9, 2008, by Southern Sauce Company, Inc. (“Southern Sauce”, or the "Company") to the holders of record of shares of its common stock.   This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

The Company entered into and closed a merger agreement (the “Merger Agreement”) with Shen Kun International Limited, a British Virgin Islands limited liability company (“Shen Kun”), and the stockholders of 100% of Shen Kun’s common stock (the “Shen Kun Shareholders”), on the one hand, and the Company, its wholly-owned subsidiary Shen Kun Acquisition Sub Limited, a British Virgin Islands limited liability company, and the holders of a majority of the Company’s issued and outstanding common stock (“Majority Stockholders”), on the other hand As a result of the Merger Agreement, Shen Kun Acquisition Sub Limited merged into Shen Kun became the surviving wholly-owned subsidiary of the Company.

In connection with the consummation of the Merger Agreement, Mr. John Vogel resigned as Chief Executive Officer of the Company, and Mr. Wang Chen was appointed to serve as Chief Executive Officer and director of the Company.

Additionally, in connection with the consummation of the Merger Agreement, John Vogel plans to resign as a director of the Company on or about the 10th day after the filing of this Form 14(f). Effective at that time, the following will be the new executive officers and directors of the Company:

Wang Chen - Chief Executive Officer and Director
Guo Wei - Director

On May 30, 2008, Shen Kun, through its wholly-owned subsidiary Shengkai (Tianjin) Ceramic Valves Co., Ltd., entered into and consummated a definitive series of contracts, by which the Company succeeded to the business of Tianjin Shengkai Industrial Technology Development Co., Ltd. (“Shengkai”), an indirect related company of Shen Kun, as its sole business. Shengkai is a PRC limited liability company and manufacturer of industrial ceramic valves.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On June 9, 2008, Southern Sauce Company, Inc. (the “Company”) entered into and consummated a Merger Agreement (“Merger Agreement”) by and among Shen Ken International Limited, a British Virgin Islands limited liability company (“Shen Kun”), and the stockholders of 100% of Shen Kun’s common stock (the “Shen Kun Shareholders”), on the one hand, and the Company, its wholly-owned subsidiary Shen Kun Acquisition Sub Limited, a British Virgin Islands limited liability company, and the holders of a majority of the Company’s issued and outstanding common stock (“Majority Stockholders”), on the other hand.

Shen Kun is a holding company that owns 100% of Sheng Kai (Tianjin) Ceramic Valves Co., Ltd. (“SK Ceramic Valves”), which is a wholly foreign-owned enterprise (“WFOE”) under the laws of the Peoples’ Republic of China (“PRC” or “China”). On May 30, 2008, SK Ceramic Valves entered into and consummated a series of contracts with Tianjin Shengkai Industrial Technology Development Co., Ltd. (“Shengkai”), a PRC limited liability company and manufacturer of industrial ceramic valves, by which SK Ceramic Valves will provide certain technology consulting services and management services to Shengkai. These agreements include a loan agreement, consigned management agreement, technology service agreement, exclusive purchase option agreement, and equity pledge agreement. Through these contractual agreements, Shen Kun, by way of SK Ceramic Valves, effectively controls the business of Shengkai upon closing of the Merger Agreement.

The Company’s 100% wholly-owned subsidiary, Southern Sauce Acquisition Sub Limited, acquired Shen Kun in a merger consideration.

According to the terms of the Merger Agreement the Company issued 20,550,000 shares of the Company’s common stock to the Shen Kun Shareholders as a consideration for 100% of the common stock of Shen Kun. As such, the merger will result in a change of control of the Company. We will have a total of 22,112,500 shares of common stock outstanding, with the Shen Kun Shareholders (and their assignees) owning approximately 92.9% of our outstanding common stock, and the balance held by those who have held our common stock prior to the Merger Agreement.

In connection with the closing of the Merger Agreement, Mr. John Vogel and Mr. Robert Scherne resigned as Chief Executive Officer and principal accounting officer of the Company, and Mr. Wang Chen was appointed Chief Executive Officer and director of the Company.

Additionally, in connection with the closing of the Merger Agreement, John Vogel plans to resign as a director of the Company on or about the 10th day after the filing of this Form 14(f). Effective at that time, the following will be the new executive officers and directors of the Company:

Wang Chen - Chief Executive Officer and Director
Guo Wei -Director

As a result of the Merger Agreement, (i) Shen Kun Acquisition Sub Limited dissolved, leaving Shen Kun as the surviving entity and wholly-owned subsidiary of the Company and (ii) the Company succeeded to the business of Shengkai as its sole business.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 50,000,000 shares of common stock, of which 22,112,500 will be issued and outstanding upon consummation of the Merger Agreement.

Security Ownership of Certain Beneficial Owners and Management

Upon the consummation of the Merger Agreement on June 9, 2008, the following table sets forth certain information that would exist as of June 9, 2008 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Groom Profit Holdings Limited (3)	1,350,000	6.11%
Right Idea Holdings Limited (4)	1,350,000	6.11%
Long Sunny Limited (5)	17,400,000	78.69%
Li Shaoqing (5)	10,440,000	47.21%
Guo Wei (6)	6,960,000	31.48%
Wang Chen (5) Director and Chief Executive Officer	6,960,000	31.48%
John Vogel(7) Director and former Chief Executive Officer 31200 Via Colinas, Ste. 200 Westlake Village, CA 91362	6,000	*
Robert Scherne(8) Former Principal Accounting Officer 31200 Via Colinas, Ste. 200 Westlake Village, CA 91362	15,000	*
All officers and directors as a group (3 persons)	6,981,000	31.57%

(1)
Except as otherwise indicated, the address of each beneficial owner is c/o Shengkai Industrial Park, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People’s Republic of China 300350.

(2)
Applicable percentage ownership is based on an assumption of 22,112,500 shares of common stock issued and outstanding as of June 9, 2008. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 9, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of June 9, 2008 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Groom Profit Holdings Limited, a British Virgin Islands limited liability company, is wholly-owned by the individual Zhao Yanqiu.

(4)	Right Idea Holdings Limited, a British Virgin Islands limited liability company, is wholly-owned by the individual Ji Haihong.

(5)
Wang Chen and Li Shaoqing are shareholders of Long Sunny Limited. Their respective beneficial ownership in the Company is based upon their respective interest in Long Sunny Limited. Additionally, on the Closing Date, Mr. Wang executed an agreement that gives him the right to become the beneficial owner of the majority of our common stock. That agreement is a call option agreement between Mr. Wang and Mr. Li Shaoqing, the holder of 60% of the stock of our controlling shareholder, Long Sunny Limited. Under the agreement, Mr. Wang was granted an option to purchase all of Mr. Li’s stock in Long Sunny Limited at an exercise price of $.01 or $.001 per share, in seven installments over the course of approximately seven months, provided that Shengkai, SK Ceramic Valves and Shen Kun generates a gross revenue of at least RMB 1,500,000 per month during the period commencing June 1, 2008 through December 31, 2008 (each monthly period constituting a “Performance Period and collectively, the “Performance Periods”).

If the companies meet these performance targets, Mr. Wang may exercise his call option to purchase one-seventh of the shares held by Mr. Li in Long Sunny Limited beginning 45 days after the last date of the Performance Period. If and when Mr. Wang does acquire all of Mr. Li’s stock in Long Sunny Limited, he will become the beneficial owner of 100% of our common stock owned by Long Sunny Limited.

(6)	Wang Chen and Guo Wei are husband and wife. Ms. Guo’s beneficial ownership in the Company is based upon Mr. Wang’s respective interest in Long Sunny Limited.

(7)	On June 9, 2008, John Vogel, a director of our Company and former CEO, received 6,000 shares of our common stock as consideration for services rendered.

(8)	On June 9, 2008, Robert Scherne, our former Controller and principal accounting officer, received 15,000 shares of our common stock as consideration for services rendered.

*Under 1 percent of the issued and outstanding shares as of June 9, 2008.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company pursuant to the Merger Agreement:

Wang Chen - Chief Executive Officer and Director
Guo Wei - Director

To the best of the Company’s knowledge, the incoming directors and executive officers are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the incoming or existing directors or executive officers of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Set forth below is certain information with respect to the above-named officers and directors:

Mr. Wang Chen
Mr. Wang, 43, founded Shengkai in June 1994 and has been serving as Chief Executive Officer and Chief Technology Officer of Shengkai since then.  Prior to founding Shengkai, he worked at Tianjin Dagang Power Plant from September 1987 to July 1992.  Mr. Wang has an MBA from Renmin University of China.  Mr. Wang is husband to Ms. Guo Wei.

Ms. Guo Wei
Ms. Guo, 40, joined Shengkai as Chief Financial Officer on August 2005.  Prior to working at Shengkai, Ms. Guo served as purchasing manager at Honeywell International Inc. (China) from August 1998 through August 2005.  Ms. Guo has advanced English communication and translation skills and rich work experience in the field of joint ventures and financial management.  Ms. Guo is the wife of Mr. Wang Chen.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements, except that John Vogel did not timely file a Form 3 on one occasion with respect to his appointment as Chief Executive Officer and Director of the Company.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the proposed Exchange Agreement and the spousal relationship between Mr. Wang and Ms. Guo, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has or will have any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Since the end of its fiscal year on December 31, 2007, the Board of Directors has not met for either a regularly scheduled or special meeting but has acted by written consent three times.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

SUMMARY COMPENSATION TABLE

The following table presents compensation information for the years ended December 31, 2007 and 2006 for the persons who served as our principal executive officer and each of our two other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000 in such year. We refer to these executive officers as our "named executive officers" elsewhere in this annual report. No compensation was paid in 2007 or 2006.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan ($)	Non-qualified Deferred Compen- sation Earnings ($)	All other compensation ($)	Total ($)

John Vogel (1) CEO and President	2007 2006	-- --	-- --	-- --	-- --	-- --	-- --	-- --	-- --

Robert Jordan (1) Former CEO and President	2007 2006	-- --	-- --	-- --	-- --	-- --	-- --	-- --	-- --

Francis A. Rebello (2) Former Treasurer and Secretary	2007 2006	-- --	-- --	-- --	-- --	-- --	-- --	-- --	-- --

(1)	John Vogel replaced Robert Jordan as CEO, President and Director in February 2008. On June 9, 2008, Mr. Vogel received 6,000 shares of our common stock as compensation for services, valued at $6,000.

(2)	Francis Rebello resigned as Treasury and Secretary in February 2008.

Outstanding Equity Awards

None.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended December 31, 2007. No stock options were exercised during the fiscal year ended December 31, 2007.

Compensation of Directors

Our Company’s directors receive no compensation for their service on the board of directors.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN SAUCE COMPANY, INC.

June 10, 2008	/s/ Wang Chen
Wang Chen
Chief Executive Officer